Exhibit d.l.

LAPSE PROTECTION GUARANTEE RIDER

This rider is made a part of the policy to which it is attached. Except where this Rider provides otherwise, it is subject to all conditions and limitations of such policy.

Definitions
Covered Monthly Deduction Day – Any monthly Deduction Day occurring on or after the Issue Date of this Rider and prior to the Expiry Date of this Rider as shown on the Policy Summary.

Net Premium Amount – Equal to the total amount of premium paid for the basic policy and any riders, minus any unrepaid loans and minus any partial surrender amounts.

Benefit
If, on any Covered Monthly Deduction Day, the Net Premium Amount equals or exceeds the current Lapse Protection Premium Requirement shown on the Policy Summary, then the policy will not lapse on that Covered Monthly Deduction Day, even if the Cash Surrender Value is insufficient to pay the monthly Deduction Amount due will not lapse while this Rider is in force.

A requested increase in Stated Amount will increase the Lapse Protection Premium Requirement. We will send you a revised Policy Summary page that shows the new Lapse Protection Premium Requirement which must be met to continue this Rider in force. In no event will an increase in Stated Amount cause this Rider to terminate at a date later than the original Rider Expiry Date.

Issue Date
The Issue Date of this Rider is the same as that of the basic policy unless otherwise shown on the Policy Summary.

Contest
When applied to this Rider, the Contest provision will be measured from the Issue Date of this Rider.

Charge
This Rider is issued in consideration of the application for it and the deduction of the additional charge shown on the Policy Summary. The charge for this Rider is deducted under the same conditions as the charge for the policy.

Grace Period
If on any Covered Monthly Deduction Day, the Net Premium Amount is less than the Lapse Protection Premium Requirement, we will send you a notice of the action required to keep this Rider in force. If the action needed to keep this Rider in force is not taken within 31 days from the date we sent the notice, this Rider will terminate.

Termination
This Rider will terminate on the earliest of:

1.	Subject to the Grace Period provision above, the Covered Monthly Deduction Day on which the Net Premium Amount is less than the current Lapse Protection Premium Requirement shown on the Policy Summary; or

2.	The date on which a requested Stated Amount increase is issued at a substandard rate class; or

3.	The date on which the Death Benefit Option is changed from Option 1 to Option 2; or

4.	The monthly Deduction Day following receipt of your written request for termination of this Rider; or

5.	The Expiry Date of this Rider as shown on the Policy Summary; or

6.	Policy termination or maturity.

Reinstatement
If this Rider terminates, it cannot be reinstated.